Exhibit 99.1

TD Bank Finalizes Size of Preferred Share Issue

     TORONTO, Sept. 10, 2008 - The Toronto-Dominion Bank ("TDBFG") announced that a group of underwriters led by TD Securities Inc. has exercised the option to purchase an additional 2 million non-cumulative 5-Year Reset
Preferred Shares, Series AA (the "Series AA Shares") carrying a face value of
$25.00 per share. This brings the total issue announced on September 2, 2008, and expected to close September 12, 2008, to 10 million shares and gross proceeds raised under the offering to $250 million. TDBFG has filed in Canada a prospectus supplement to its January 11, 2007 short form base shelf prospectus in respect of this issue.

     The Series AA Shares will yield 5.00 per cent annually, payable quarterly, as and when declared by the Board of Directors of TDBFG, for the initial period ending January 31, 2014. Thereafter, the dividend rate will reset every five years at a level of 196 basis points over the then five-year
Government of Canada bond yield.

     Holders of the Series AA Shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares,
Series AB (the "Series AB Shares"), subject to certain conditions, on
January 31, 2014, and on January 31 every five years thereafter. Holders of the Series AB Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TDBFG, equal to the then three-month Government of Canada Treasury Bill yield plus 196 basis points.

     The Series AA Shares will begin trading on the Toronto Stock Exchange on
September 12th, 2008.

     The securities offered have not been and will not be registered under the
U.S. Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including
TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank (to be known together as TD Bank); and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July
31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock
Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital
Finance, (416) 308-7309 or Nicholas Petter, Manager, Corporate Communications,
(416) 308-1861